Grubb & Ellis Company
500 West Monroe Street, Suite 2800
Chicago, IL 60661
October 31, 2007
VIA FACSIMILE TRANSMISSION
VIA UPS OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	Grubb & Ellis Company (the “Registrant”), Registration Statement on Form S-4, as amended, File No. 333-144306 Request for Acceleration of Effective Date
Ladies and Gentlemen:
     The undersigned Registrant, as set forth in the above-referenced Registration Statement on Form S-4, hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, that its Registration Statement on Form S-4 become effective after 4PM, Eastern Daylight Savings Time, on November 1, 2007 or as soon thereafter as practicable.
     In connection with the foregoing request, please be advised of the following:
     (i) Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the above referenced filing effective, it does not foreclose the Commission from taking any action with respect to such filing;
     (ii) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (iii) The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GRUBB & ELLIS COMPANY
By:	/s/ Robert Z. Slaughter
Robert Z. Slaughter
Executive Vice President, General Counsel and Corporate Secretary